Via Facsimile and U.S. Mail
Mail Stop 6010

February 6, 2008

Patrick Soon-Shiong, M.D.
Chairman of the Board of Directors and
Chief Executive Officer
APP Pharmaceuticals, Inc.
1501 East Woodfield Road
Suite 300 East
Schaumburg, IL 60173

> **Re:** **APP Pharmaceuticals, Inc. (formerly Abraxis BioScience, Inc.)**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 0-33407**

Dear Dr. Soon-Shiong:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Branch Chief